EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross reaches agreement with B2Gold
on Kupol East and West exploration licenses

Toronto, Ontario – July 22, 2010 - Kinross Gold Corporation (TSX:K) (NYSE:KGC) (“Kinross”1) today announced that it has entered into an agreement with B2Gold Corp (“B2Gold”1) to acquire B2Gold’s right to an interest in the Kupol East and West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for B2Gold in the Kupol East and West exploration licence areas. According to the new agreement, Kinross is no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross’ 75% interest in these licence areas.  In exchange, Kinross will pay B2Gold: US$33 million in cash on closing; contingent payments based on National Instrument 43-101 qualified proven and probable reserves at the subject properties, should such reserves be declared in future; and, payments based on net smelter returns from any future production at the properties.  Further details are described in the definitive agreement.  The closing is subject to certain customary conditions, and is expected to occur in August, 2010.

The Kupol East and West exploration licences will remain 100%-owned by the Chukotka Mining & Geological Company (CMGC), which also owns 100% of the Kupol mine. CMGC is owned 75% by Kinross and 25% by the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab). The licence areas subject to this transaction lie adjacent to the Kupol mine site and are approximately 100 kilometres south of the Dvoinoye and Vodorazdelnaya properties.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

1 Refers to both companies and their applicable subsidiaries.

www.kinross.com